UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38235

RISE Education Cayman Ltd

Room 101, Jia He Guo Xin Mansion

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for an extraordinary general meeting to be held on December 23, 2021.

Exhibit Index

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders to be held on December 23, 2021

99.2	Proxy Statement for Extraordinary General Meeting of Shareholders to be held on December 23, 2021

99.3	Form of Proxy for Extraordinary General Meeting of Shareholders to be held on December 23, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Lihong Wang
Name: Lihong Wang
Title: Director

Date: December 6, 2021